SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Diversified Corporate Resources, Inc. ______________________________________________________________ (Name of Issuer)
Common Stock, $.10 Par Value ______________________________________________________________ (Title of Class of Securities)
255153108 ______________________________________________________________ (CUSIP Number)
Ron Beneke B/K Funds GP LLC c/o Investment Securities Services LLLP 43-46 Norre Gade Suite 232 St. Thomas U.S. Virgin Islands 00802 (340) 715-5555
______________________________________________________________ (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 26, 2004 ______________________________________________________________ (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d.1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☒ .

CUSIP No. 255153108		Page 2 of 20 Pages
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only). HIR Preferred Partners, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 685,046(1)
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 685,046(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 685,046(1) (owned by group)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14		TYPE OF REPORTING PERSON (See Instructions) PN

(1) Includes (i) 550, 000 shares of the Issuer's Common Stock (55,000 shares of the Issuer's Series A Convertible Preferred Stock, par value $10.00 per share (the "Preferred Stock"), which are convertible at the rate of ten (10) shares of the Issuer's Common Stock for each share of Preferred Stock), (ii) 78,570 shares of the Issuer's Common Stock which may be acquired pursuant to a Warrant issued by the Issuer at an exercise price of $2.00 per share and (iii) 56,476 shares of the Issuer's Common Stock which may be acquired pursuant to a Warrant issued by the Issuer at an exercise price of $.80 per share.

CUSIP No. 255153108		Page 3 of 20 Pages
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only). Beneke Companies, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 685,046(1)
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 685,046(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 685,046(1) (owned by group)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1) Includes (i) 550, 000 shares of the Issuer's Common Stock (55,000 shares of the Issuer's Series A Convertible Preferred Stock, par value $10.00 per share (the "Preferred Stock"), which are convertible at the rate of ten (10) shares of the Issuer's Common Stock for each share of Preferred Stock), (ii) 78,570 shares of the Issuer's Common Stock which may be acquired pursuant to a Warrant issued by the Issuer at an exercise price of $2.00 per share and (iii) 56,476 shares of the Issuer's Common Stock which may be acquired pursuant to a Warrant issued by the Issuer at an exercise price of $.80 per share.

CUSIP No. 255153108		Page 4 of 20 Pages
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only). Ron Beneke
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 685,046(1)
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 685,046(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 685,046(1) (owned by group)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14		TYPE OF REPORTING PERSON (See Instructions) IN

(1) Includes (i) 550, 000 shares of the Issuer's Common Stock (55,000 shares of the Issuer's Series A Convertible Preferred Stock, par value $10.00 per share (the "Preferred Stock"), which are convertible at the rate of ten (10) shares of the Issuer's Common Stock for each share of Preferred Stock), (ii) 78,570 shares of the Issuer's Common Stock which may be acquired pursuant to a Warrant issued by the Issuer at an exercise price of $2.00 per share and (iii) 56,476 shares of the Issuer's Common Stock which may be acquired pursuant to a Warrant issued by the Issuer at an exercise price of $.80 per share.

CUSIP No. 255153108		Page 5 of 20 Pages
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only). B/K Funds GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 685,046(1)
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 685,046(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 685,046(1) (owned by group)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1) Includes (i) 550, 000 shares of the Issuer's Common Stock (55,000 shares of the Issuer's Series A Convertible Preferred Stock, par value $10.00 per share (the "Preferred Stock"), which are convertible at the rate of ten (10) shares of the Issuer's Common Stock for each share of Preferred Stock), (ii) 78,570 shares of the Issuer's Common Stock which may be acquired pursuant to a Warrant issued by the Issuer at an exercise price of $2.00 per share and (iii) 56,476 shares of the Issuer's Common Stock which may be acquired pursuant to a Warrant issued by the Issuer at an exercise price of $.80 per share.

CUSIP No. 255153108		Page 6 of 20 Pages
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only). B/K Operations, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 685,046(1)
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 685,046(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 685,046(1) (owned by group)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1) Includes (i) 550, 000 shares of the Issuer's Common Stock (55,000 shares of the Issuer's Series A Convertible Preferred Stock, par value $10.00 per share (the "Preferred Stock"), which are convertible at the rate of ten (10) shares of the Issuer's Common Stock for each share of Preferred Stock), (ii) 78,570 shares of the Issuer's Common Stock which may be acquired pursuant to a Warrant issued by the Issuer at an exercise price of $2.00 per share and (iii) 56,476 shares of the Issuer's Common Stock which may be acquired pursuant to a Warrant issued by the Issuer at an exercise price of $.80 per share.

CUSIP No. 255153108		Page 7 of 20 Pages
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only). B/K Holdings, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 685,046(1)
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 685,046(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 685,046(1) (owned by group)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1) Includes (i) 550, 000 shares of the Issuer's Common Stock (55,000 shares of the Issuer's Series A Convertible Preferred Stock, par value $10.00 per share (the "Preferred Stock"), which are convertible at the rate of ten (10) shares of the Issuer's Common Stock for each share of Preferred Stock), (ii) 78,570 shares of the Issuer's Common Stock which may be acquired pursuant to a Warrant issued by the Issuer at an exercise price of $2.00 per share and (iii) 56,476 shares of the Issuer's Common Stock which may be acquired pursuant to a Warrant issued by the Issuer at an exercise price of $.80 per share.

CUSIP No. 255153108		Page 8 of 20 Pages
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only). Beneke/Krieg Company, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 685,046(1)
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 685,046(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 685,046(1) (owned by group)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14		TYPE OF REPORTING PERSON (See Instructions) PN

(1) Includes (i) 550, 000 shares of the Issuer's Common Stock (55,000 shares of the Issuer's Series A Convertible Preferred Stock, par value $10.00 per share (the "Preferred Stock"), which are convertible at the rate of ten (10) shares of the Issuer's Common Stock for each share of Preferred Stock), (ii) 78,570 shares of the Issuer's Common Stock which may be acquired pursuant to a Warrant issued by the Issuer at an exercise price of $2.00 per share and (iii) 56,476 shares of the Issuer's Common Stock which may be acquired pursuant to a Warrant issued by the Issuer at an exercise price of $.80 per share.

CUSIP No. 255153108		Page 9 of 20 Pages
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only). Jane Beneke
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 685,046(1)
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 685,046(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 685,046(1) (owned by group)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14		TYPE OF REPORTING PERSON (See Instructions) IN

(1) Includes (i) 550, 000 shares of the Issuer's Common Stock (55,000 shares of the Issuer's Series A Convertible Preferred Stock, par value $10.00 per share (the "Preferred Stock"), which are convertible at the rate of ten (10) shares of the Issuer's Common Stock for each share of Preferred Stock), (ii) 78,570 shares of the Issuer's Common Stock which may be acquired pursuant to a Warrant issued by the Issuer at an exercise price of $2.00 per share and (iii) 56,476 shares of the Issuer's Common Stock which may be acquired pursuant to a Warrant issued by the Issuer at an exercise price of $.80 per share.

Item 1. Security and Issuer

Diversified Corporate Resources, Inc
10670 N. Central Expressway
Suite 600
Dallas, TX 75231

This Statement relates to the Common Stock, $.10 Par Value (the "Common Stock") of Diversified Corporate Resources, Inc. (the "Issuer").

Item 2. Identity and Background

     a.     Name;

     This statement is being jointly filed by each of the following persons:
    HIR Preferred Partners, L.P., a Texas Limited Partnership ("HIR Partners")
    B/K Funds GP, LLC, General Partner of HIR Partners
    B/K Operations, LLC, Limited Partner of HIR Partners and manager of B/K Funds GP, LLC
    B/K Holdings, LLC, indirect affiliate of B/K Operations
    Beneke/Krieg Company, LP, Manager of B/K Holdings, LLC
    Beneke Companies, Inc., General Partner of Beneke/Krieg Company, LP
    Ron Beneke, an individual who exercises control over various Reporting Persons
    Jane Beneke, 100% owner of the beneficial interest in Beneke Companies, Inc.

The persons set forth in items (i)-(viii) above are collectively referred to herein as the "Reporting Persons," or individually as a "Reporting Person." The persons are filing this statement because they may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     b.     Residence or business address;

    HIR Preferred Partners, L.P.
    8080 N. Central Expressway
    Suite 1580
    Dallas, TX 75206
    B/K Funds GP, LLC
    43-46 Norre Gade
    Suite 232
    St. Thomas
    U.S. Virgin Islands 00802
    B/K Operations, LLC
    43-46 Norre Gade
    Suite 232
    St. Thomas
    U.S. Virgin Islands 00802
    B/K Holdings, LLC
    Box 1508
    St. Thomas
    U.S. Virgin Islands 00804
    Beneke/Krieg Company, LP
    43-46 Norre Gade
    Suite 232
    St. Thomas
    U.S. Virgin Islands 00802
    Beneke Companies, Inc.
    43-46 Norre Gade
    Suite 232
    St. Thomas
    U.S. Virgin Islands 00802
    Ron Beneke
    43-46 Norre Gade
    Suite 232
    St. Thomas
    U.S. Virgin Islands 00802
    Jane Beneke
    4201 Armstrong Parkway
    Dallas, TX 75205

     c.     Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

    HIR Preferred Partners, L.P.
    8080 N. Central Expressway
    Suite 1580
    Dallas, TX 75206
    B/K Funds GP, LLC
    43-46 Norre Gade
    Suite 232
    St. Thomas
    U.S. Virgin Islands 00802
    B/K Operations, LLC
    43-46 Norre Gade
    Suite 232
    St. Thomas
    U.S. Virgin Islands 00802
    B/K Holdings, LLC
    Box 1508
    St. Thomas
    U.S. Virgin Islands 00804
    Beneke/Krieg Company, LP
    43-46 Norre Gade
    Suite 232
    St. Thomas
    U.S. Virgin Islands 00802
    Beneke Companies, Inc.
    43-46 Norre Gade
    Suite 232
    St. Thomas
    U.S. Virgin Islands 00802
    Ron Beneke
    Chief Executive Officer
    B/K Funds GP LLC
    43-46 Norre Gade
    Suite 232
    St. Thomas
    U.S. Virgin Islands 00802
    Jane Beneke
    4201 Armstrong Parkway
    Dallas, TX 75205

     d.     None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     e.     None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     f.     Citizenship.

HIR Partners is a Texas limited partnership. Beneke Companies, Inc. is a US Virgin Island corporation. B/K Operations, LLC and B/K Funds GP LLC are Delaware limited liability companies. Ron Beneke and Jane Beneke are citizens of the United States. Beneke/Krieg Company, LP is a US Virgin Island limited partnership. B/K Holdings, LLC is a US Virgin Island limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

       B/K Funds, the general partner of HIR Partners, provided a capital contribution in the amount of $550 to HIR Partners. B/K Operations LLC, a limited partner of HIR Partners, provided a capital contribution in the amount of $549,500 to HIR Partners. HIR Partners purchased 55,000 shares of the Preferred Stock of the Issuer, convertible into 550,000 shares of the Issuer's Common Stock from Microcapital Strategies, Inc. ("Microcapital") for $550,000 pursuant to the Assignment and Assumption Agreement dated February 5, 2004 between HIR Partners and Microcapital (the "Assignment Agreement"). The capital contributions and purchase price were paid with working capital. Microcapital had previously purchased 165,000 shares of the Preferred Stock of the Issuer pursuant to the Securities Purchase Agreement dated as of November 21, 2003 by and between the Issuer and Microcapital (the "Securities Purchase Agreement").

Item 4. Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the issuer.

       The original purpose of the acquisition of the shares of the Issuer by the Reporting Persons was for investment purposes and was not made for the purpose of acquiring control of the Issuer. The Reporting Persons believed such shares to be an attractive investment with potential for capital appreciation. Until the date hereof, the Reporting Persons have reported their beneficial ownership interests in the Issuer on Schedule 13G. On April 26, 2004, Ron Beneke and Mike Moore, Chief Executive Officer of the Issuer, agreed to explore alliances and synergies between the Issuer and Net Link Transaction Services, LLC ("Net Link"), the nature and scope of which will be determined. Net Link is a Delaware limited liability company involved in payroll processing. All of the Reporting Persons except HIR Partners hold beneficial ownership interests in Net Link.

Describe any plans or proposals which the reporting persons may have which relate to or would result in:

  The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

  Each of the Reporting Persons may make further purchases of shares of the Issuer from time to time and may dispose of any or all of the Issuer's shares held by such Reporting Person at any time. Each Reporting Person may, at any time and from time to time, review or reconsider its position and formulate plans or proposals with respect thereto, but none of the Reporting Persons has a current intention of reviewing or reconsidering his position.
  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

  Not Applicable
  A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

  Not Applicable
  Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  Pursuant to the Voting Agreement dated February 16, 2004 by and between the Issuer and Microcapital, Microcapital agreed, and agreed to cause the assignees of its rights under the Securities Purchase Agreement, to vote in favor of (i) the Issuer's nominees for directors at each of the 2004 and 2005 annual meetings of the shareholders of the Issuer, or at any adjournments or postponements thereof, (ii) the Issuer's proposals at each such annual meeting, or at any adjournments or postponements thereof and (iii) the Issuer's proposals at any special meeting of the shareholders of the Issuer, or any adjournments or postponements thereof, taking place during 2004 or 2005.

  Any material change in the present capitalization or dividend policy of the issuer;

  Not Applicable

  Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

  Not Applicable
  Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

  Not Applicable
  Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  Not Applicable
  A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  Not Applicable
  Any action similar to any of those enumerated above.

  Not Applicable

Item 5. Interest in Securities of the Issuer.

  State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

  The Reporting Persons may be deemed to beneficially own in the aggregate, 685,046 shares of the Issuer's Common Stock.(1)

  These shares represent approximately 14.6% of the shares outstanding. (The percentage of shares of the Common Stock of the Issuer reported herein is based upon (i) the 3,992,961 shares of Common Stock issued and outstanding as reported on the Issuer's Preliminary Proxy Statement filed with the Commission on April 19, 2004, plus (ii) the number of shares of the Issuer's Common Stock issuable upon exercise of the 135,046 Warrants held by the Reporting Persons, plus (iii) the 550,000 shares of the Issuer's Common Stock issuable upon conversion of the shares of the Issuer's outstanding Preferred Stock held by the Reporting Persons.)
  For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

  685,046 shares of the Issuer's Common Stock. (1)

  Each share of the Preferred Stock shall entitle the Reporting Persons to ten (10) votes on all matters submitted to a vote of the shareholders of the Issuer. In addition, upon exercise, the Warrants will entitle the Reporting Persons to full voting rights of the Issuer's Common Stock.
  Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to paragraph (a).

  Not Applicable
  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

  Not Applicable
  If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

  Not Applicable

       (1) This amount includes 55,000 shares of Convertible Preferred Stock of the Issuer which are convertible into 550,000 shares of Common Stock of the Issuer, 78,570 shares which may be acquired pursuant to a Warrant issued by the Issuer at an exercise price of $2.00 per share and 56,476 shares which may be acquired pursuant to a Warrant issued by the Issuer at an exercise price of $.80 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       HIR Partners purchased 55,000 shares of the Preferred Stock of the Issuer from Microcapital pursuant to the Assignment Agreement. Microcapital had previously purchased 165,000 shares of the Preferred Stock of the Issuer pursuant to the Securities Purchase Agreement. HIR Partners and the Issuer entered into a Warrant Agreement dated February 5, 2004 pursuant to which HIR Partners is entitled to purchase up to 56,476 shares of the Issuer's Common Stock at an exercise price of $.80 per share and a Warrant Agreement dated February 5, 2004 pursuant to which HIR Partners is entitled to purchase up to 78,570 shares of the Issuer's Common Stock at an exercise price of $2.00 per share.

Item 7. Material to be Filed as Exhibits.

The following are filed as exhibits to this Statement on Schedule 13D:
Exhibit A	Joint Filing Agreement pursuant to Rule 13d-1(k)(1)(iii).
Exhibit 99.1	Securities Purchase Agreement by and between the Issuer and Microcapital dated November 21, 2003.
Exhibit 99.2	Assignment and Assumption Agreement by and between Microcapital and HIR Partners dated February 6, 2004.
Exhibit 99.3	Warrant Agreement dated February 5, 2004 pursuant to which HIR Partners is entitled to purchase up to 56,476 shares of the Issuer's Common Stock at an exercise price of $.80 per share.
Exhibit 99.4	Warrant Agreement dated February 5, 2004 pursuant to which HIR Partners is entitled to purchase up to 78,570 shares of the Issuer's Common Stock at an exercise price of $2.00 per share.
Exhibit 99.5	Voting Agreement dated February 16, 2004 by and between the Issuer and Microcapital.

       Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information given by another Reporting Person. By their signatures on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

Signature.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date April 26, 2004

HIR Preferred Partners, L.P.
By: B/K Funds GP, LLC
By: /s/ Ron Beneke
Ron Beneke, CEO

Beneke Companies, Inc.
By: /s/Ron Beneke
Ron Beneke, CEO

B/K Funds GP, LLC
By: /s/Ron Beneke
Ron Beneke, CEO

B/K Operations, LLC
By: /s/Ron Beneke
Ron Beneke, CEO

Beneke/Krieg Company, LP
By: Beneke Companies, Inc., its General Partner
By: /s/ Ron Beneke
Ron Beneke, CEO

B/K Holdings, LLC
By: /s/ Ron Beneke
Ron Beneke, CEO

Jane Beneke
 By: /s/ Jane Beneke
Jane Beneke

Ron Beneke
By: /s/ Ron Beneke
Ron Beneke